ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-263376 Dated May 13, 2024

Auto-Callable Trigger Performance Leveraged Upside SecuritiesSM (Trigger PLUSSM)

Based on the Performance of the S&P 500® Index due on or about June 3, 2026

This document provides a summary of the terms of the Auto-Callable Trigger Performance Leveraged Upside SecuritiesSM (the “Trigger PLUS”). Investors should carefully review the accompanying preliminary pricing supplement for the Trigger PLUS, the accompanying product supplement, the accompanying index supplement, and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Trigger PLUS do not guarantee any return of principal at maturity and you could lose your entire investment. The Trigger PLUS are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Trigger PLUS are subject to the credit risk of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Trigger PLUS and you could lose some or all of your initial investment. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch (“UBS”)
Underlying index:	S&P 500® Index (Bloomberg Ticker: “SPX”)
Stated principal amount:	$1,000.00 per Trigger PLUS
Issue price:	$1,000.00 per Trigger PLUS
Denominations:	$1,000.00 per Trigger PLUS and integral multiples thereof
Interest:	None
Pricing date:

Expected to be May 31, 2024, subject to postponement in the event of a market disruption event as described in the accompanying product supplement. In the event that we make any change to the expected pricing date and original issue date, the calculation agent may adjust the valuation date and the maturity date to ensure that the stated term of the Trigger PLUS remains the same.

Original issue date:

Expected to be June 5, 2024 (3 business days after the pricing date; see preliminary pricing supplement), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Valuation date:

Expected to be May 29, 2026 (to be determined on the pricing date and expected to be approximately 24 months after the pricing date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement

Maturity date:

Expected to be June 3, 2026 (to be determined on the pricing date and expected to be 3 business days after the valuation date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Early redemption:

If the closing level of the underlying index on the call observation date is equal to or greater than the call threshold level, the Trigger PLUS will be redeemed early and UBS will pay the early redemption payment on the early redemption payment date. No further payments will be made on the Trigger PLUS following an early redemption.

If the Trigger PLUS are redeemed early, you will receive only the early redemption payment, regardless of the actual increase of the underlying index, and you will not benefit from the leverage feature that applies to the payment at maturity if the underlying return is positive.

Call observation date:	Expected to be June 6, 2025 (approximately 12 months after the pricing date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.
Early redemption payment date:	Expected to be June 11, 2025 (3 business days after the call observation date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement
Early redemption payment:	$1,000.00 + ($1,000.00 × Call Premium)
Call premium:	8.50%
Call threshold level	•, which is equal to 100% of the initial level, as determined by the calculation agent
Payment at maturity:

If the Trigger PLUS are not redeemed prior to maturity, for each Trigger PLUS you hold at maturity:

￭ If the underlying return is positive:

$1,000 + Leveraged Upside Payment

￭ If the underlying return is zero or negative and the final level is equal to or greater than the trigger level:

The Stated Principal Amount of $1,000

￭ If the underlying return is negative and the final level is less than the trigger level:

$1,000 + ($1,000 × Underlying Return)

Accordingly, if the underlying return is negative and the final level is less than the trigger level, you will lose a percentage of your stated principal amount equal to the underlying return and, in extreme situations, you could lose all of your initial investment.

Underlying return:	The quotient, expressed as a percentage, of (i) the final level minus the initial level, divided by (ii) the initial level. Expressed as a formula: (Final Level - Initial Level) / Initial Level
Leveraged upside payment:	$1,000.00 × Leverage Factor × Underlying Return
Initial level:	The closing level of the underlying index on the pricing date, as determined by the calculation agent.
Trigger level:	•, which is equal to 75% of the initial level, as determined by the calculation agent
Final level:	The closing level of the underlying index on the valuation date, as determined by the calculation agent.
Leverage factor:	1.25
CUSIP/ISIN:	90307DPB2 / US90307DPB28
Listing:	The Trigger PLUS will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.50% of the aggregate principal amount.
Estimated initial value:	Expected to be between $941.80 and $971.80 per Trigger PLUS. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988224015225/ubs_424b2-09164.htm

HYPOTHETICAL PAYOUT

The below figures assume that the Trigger PLUS are not redeemed early, are based on a hypothetical leverage factor of 1.25 and hypothetical trigger level of 75.00% and are purely hypothetical (the actual terms of your Trigger PLUS will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity

Change in Underlying Index	Payment at Maturity
+30.00%	$1,375.00
+20.00%	$1,250.00
+10.00%	$1,125.00
+5.00%	$1,062.50
+4.00%	$1,050.00
+2.00%	$1,025.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the Trigger PLUS above and links to the accompanying product supplement, accompanying index supplement, and accompanying prospectus for the Trigger PLUS under “Additional Information about UBS and the Trigger PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the Trigger PLUS.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement, an index supplement for various securities we may offer, including the Trigger PLUS, and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, the accompanying product supplement, and the accompanying index supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

■The Trigger PLUS do not pay interest or guarantee return of the stated principal amount and your investment in the Trigger PLUS may result in a loss.

■If the Trigger PLUS are redeemed early your return on the Trigger PLUS is limited to the early redemption payment.

■The leverage factor applies only if the Trigger PLUS are not redeemed early and you hold the Trigger PLUS to maturity.

■Early redemption risk.

■Owning the Trigger PLUS is not the same as owning the index constituent stocks.

Risks Relating to Characteristics of the Underlying Index

■Market risk.

■There can be no assurance that the investment view implicit in the Trigger PLUS will be successful.

■Changes that affect the underlying index, including regulatory changes, will affect the market value of, and return on, your Trigger PLUS.

■The underlying index reflects price return, not total return.

■UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests.

Estimated Value Considerations

■The issue price you pay for the Trigger PLUS will exceed their estimated initial value.

■The estimated initial value is a theoretical price and the actual price that you may be able to sell your Trigger PLUS in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

■Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Trigger PLUS as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

■There may be little or no secondary market for the Trigger PLUS.

■The price at which UBS Securities LLC and its affiliates may offer to buy the Trigger PLUS in the secondary market (if any) may be greater than UBS’ valuation of the Trigger PLUS at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

■Price of the Trigger PLUS prior to maturity.

■Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

■Potential conflict of interest.

■Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the Trigger PLUS.

■Potentially inconsistent research, opinions or recommendations by UBS.

■Potential UBS impact on price.

Risks Relating to General Credit Characteristics

■Credit risk of UBS.

■The Trigger PLUS are not bank deposits.

■If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Trigger PLUS and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

■Uncertain tax treatment. Significant aspects of the tax treatment of the Trigger PLUS are uncertain. You should read carefully the section entitled “Tax Considerations” in the preliminary pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards”, in the accompanying product supplement and consult your tax advisor about your tax situation.

Underlying Index

For information about the underlying index, including historical performance information, see “Information About the Underlying Index” in the preliminary pricing supplement.

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